24 Hr Truck Services LLC
Profit and Loss
January - December 2019

	Total
Income	
Sales of Product Income	1,100.00
STRIPE Income	9,553.21
Total Sales of Product Income	**10,653.21**
Services	8,620.60
Total Income	**19,273.81**
Cost of Goods Sold	
Outside Services	
Consultant	14,376.71
Contractors	13,226.00
Mexico Team	9,446.92
Total Outside Services	**37,049.63**
Total Cost of Goods Sold	**37,049.63**
Gross Profit	$ **(17,775.82)**
Expenses	
Advertising & Marketing	9.98
Advertising Craiglist	5.00
Facebook	1,621.86
GOOGLE ADWORDS	18,933.67
Total Advertising & Marketing	**20,570.51**
Ask My Accountant	1,310.04
Auto	45.57
Car & Truck	45.77
Total Auto	**91.34**
Bank Charges & Fees	502.29
Meals & Entertainment	310.95
Office/General Administrative Expenses	57.51
Call Center	10,293.00
Insurance	750.50
Legal & Professional Services	1,099.50
Other Business Expenses	33.28
Phone System	868.30
Total Office/General Administrative Expenses	**13,102.09**
Software - General	2,591.02
Clickfunnels Software	330.45
CRM Software	990.00
Office Supplies & Software	2,011.22
Software Forms Builder	29.94
Tookan Software	3,488.63
Uber Conference	30.00
VPS Hosting	310.33
Zapier Soft	628.46
Total Software - General	**10,410.05**
Travel	
Travel Expenses	263.91
Total Travel	**263.91**
Total Expenses	**46,561.18**
Net Operating Income	$ **(64,337.00)**
Net Income	$ **(64,337.00)**